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                                                                  EXHIBIT (g)(8)


LIONEL Z. GLANCY #134180                           ORIGINAL FILED
PETER A. BINKOW #173848                          SEPTEMBER 17, 1999
LAW OFFICES OF LIONEL Z. GLANCY                     LOS ANGELES
1801 Avenue of the Stars, Suite 311                SUPERIOR COURT
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

ROBERT I. HARWOOD
WECHSLER HARWOOD HALEBIAN
  & FEFFER LLP
488 Madison Avenue
New York, New York 10022
Telephone: (212) 935-7400
Facsimile: (212) 753-3630

Attorneys for Plaintiff


                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                         FOR THE COUNTY OF LOS ANGELES


              CASE ASSIGNED TO CLASS ACTION DEPARTMENT 59 FOR ALL
          PRETRIAL PROCEEDINGS. CASE IS ASSIGNED FOR TRIAL AS FOLLOWS


LEE BRENIN, On Behalf of Herself      )    CIV. NO.
and All Others Similarly Situated,    )
                                      )    CLASS ACTION
                                      )    ------------
                  Plaintiff,          )    COMPLAINT BASED UPON
                                      )    UNFAIR BUSINESS
              vs.                     )    PRACTICES, SELF DEALING
                                      )    AND BREACH OF FIDUCIARY DUTY
MARK HUGHES, CHRISTOPHER PAIR,        )    ____________________________
MICHAEL E. ROSEN, EDWARD J. HALL,     )
ALAN LIKER, TIMOTHY GERRITY and       )
HERBALIFE INTERNATIONAL INC.,         )              B C216932
                                      )
                 Defendants.          )
______________________________________)


     Plaintiff, by her attorneys, alleges upon information and belief, except as to paragraph 4 which plaintiff alleges upon knowledge, as follows:









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                               NATURE OF THE CASE

     1. This is a shareholder class action brought by plaintiff on behalf of herself and other stockholders of Herbalife International Inc. ("Herbalife" or the "Company"), seeking injunctive relief and/or monetary damages arising from defendants' breach of their fiduciary duties to the public stockholders of Herbalife.

                             JURISDICTION AND VENUE

     2. This action is brought to remedy violations of California law by the defendants. The amount in controversy is in excess of the jurisdictional minimum of this court.

     3. While defendant Herbalife is organized under the laws of the state of Nevada, it maintains its headquarters, from which it does a substantial portion of its business, in Los Angeles, California, within Los Angeles County. Furthermore, many, if not all, of the acts and transactions complained of herein, including discussions regarding the transaction complained of, occurred in substantial part through the Company's offices in Los Angeles. Many of the defendants named herein reside in, maintain an office in, and/or conduct business relevant to this litigation in Los Angeles County.

                                  THE PARTIES

     4.   Plaintiff Lee Brenin is a stockholder of defendant Herbalife.

     5. Defendant Herbalife is a corporation duly organized and existing under the laws of Nevada, with its principal offices


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located at 1800 Century Park East, Los Angeles, California, 90067. Herbalife
markets nutritional, weight management and personal care products worldwide through independent distributors who purchase products directly from the Company. As of April 20, 1999, there were over 28.5 million shares of Herbalife Class A and Class B shares outstanding.

     6. Defendant Mark Hughes ("Hughes") is the founder of Herbalife and is Chairman of the Board, Chief Executive Officer and President of the Company. Defendant Hughes owns approximately 54% of the outstanding voting Class A shares of Herbalife and approximately 58% of the outstanding non-voting Class B shares of Herbalife.

     7. Defendant Christopher Pair ("Pair") is the Executive Vice President and Chief Operating Officer of Herbalife and a member of its Board of Directors.

     8. Defendant Michael E. Rosen ("Rosen") is the Executive Vice President and Chief Executive Corporate Marketing and Corporate Development of Herbalife and a member of its Board of Directors.

     9. Defendant Timothy Gerrity ("Gerrity") is the Executive Vice President and Chief Financial Officer of Herbalife and a member of its Board of Directors.

     10. Defendants Edward J. Hall and Alan Liker are the remaining members of the Board of Directors of Herbalife.

     11. The defendants named in paragraphs 6 through 10 are sometimes collectively referred to herein as the "Individual


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Defendants."

     12. The Individual Defendants as officers and/or directors of Herbalife have a fiduciary relationship and responsibility to plaintiff and the other common public stockholders of Herbalife and owe to plaintiff and the other Class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                            CLASS ACTION ALLEGATIONS

     13. Plaintiff brings this action pursuant to section 382 of the California Code Of Civil Procedure on its own behalf and as a class action on behalf of all common stockholders of Herbalife, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

     14.  This action is properly maintainable as a class action because:

          (a) The Class is so numerous that joinder of all members is impracticable. There are thousands of Herbalife stockholders of record who are located throughout the United States;

          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including: whether defendants have acted or are continuing to act in a manner



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calculated to benefit themselves at the expense of the Herbalife public stockholders; and whether plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below;

          (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class; and

          (d) Plaintiff anticipates that there will be no difficulty in the management of this litigation.

     15. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                                CLAIM FOR RELIEF

     16. Defendant Hughes currently owns 5.4 million Class A shares of Herbalife, or approximately 54% of the Class A shares outstanding, and owns
10.8 million Class B shares of Herbalife, or approximately 58% of the Class B shares outstanding.

     17. On September 13, 1999, Herbalife announced that its Board of Directors had accepted a definitive offer from defendant Hughes for a transaction in which entities controlled by defendant Hughes would acquire all of the outstanding Class A


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and Class B common stock of Herbalife for $17 per share in cash. As reported, the buy-out will be structured as a cash tender offer to be followed by a cash merger.

     18. While the consideration offered represents a premium over Herbalife's current share price, defendant Hughes has timed his offer to take advantage of Herbalife's depressed share price to the detriment of Herbalife's public shareholders. Herbalife's stock trade at prices above $16 per share as recently as January of 1999. Moreover, in reporting Herbalife's first-quarter financial results on April 21, 1999, defendant Hughes expressly noted that the Company was "taking the steps necessary" that would "enable us to grow our overall business and position us for long-term growth."

     19. As set forth above, Herbalife has six board members, the majority of whose loyalties are, at best, divided in the instant transaction. The Individual Defendants are beholden to Hughes and cannot be expected to act in the best interest of Herbalife's minority stockholders.

     20. The purpose of the proposed merger transaction is to enable Hughes, through entities he controls, to acquire the shares of Herbalife he does not already own and Herbalife's valuable assets for his own benefit and the benefit of entities he controls at the expense of the Herbalife's public stockholders.

     21. The Individual Defendants are in a position of control and power over Herbalife's minority stockholders and have




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access to internal financial information about Herbalife, its true value, expected increase in true value and the benefits to Hughes and entities he controls of 100% ownership of Herbalife to which plaintiff and the Class members are not privy. Defendants are using their positions of power and control to benefit Hughes in this transaction, to the detriment of the Herbalife common stockholders.

     22. In proposing the merger, Hughes and the other Individual Defendants have committed or threatened to commit the following acts to the detriment and disadvantage of Herbalife's public stockholders;

          (a) They have undervalued Herbalife's common stock by ignoring the full value of the Company's assets and future prospects. The proposed merger consideration does not reflect the value of Herbalife's valuable assets; and

          (b) They timed the announcements of the proposed buy-out to place an artificial lid on the market price of Herbalife's common stock which is unfair to Herbalife's public stockholders.

     23. As a result of the foregoing, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Herbalife's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties


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owed to plaintiff and the other members of the Class and will consummate the proposed acquisition, to the irreparable harm of the members of the Class.

     24. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiff as Class representative;

     B. Preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed transactions;

     C. In the event the proposed transaction is consummated, rescinding it and setting it aside;

     D. Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

     E. Awarding costs and disbursements, including plaintiff's counsel's fees and experts' fees; and





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     F.   Granting such other and further relief as to the Court may deem just and proper.



DATED: September 16, 1999



                                        LAW OFFICES OF LIONEL Z. GLANCY


                                        By:  /s/ LIONEL Z. GLANCY
                                           -----------------------------------
                                                 LIONEL Z. GLANCY, ESQ.
                                                 PETER A. BINKOW, ESQ.
                                        1801 Avenue of the Stars, Suite 308
                                        Los Angeles, CA 90067
                                        Telephone: (310) 201-9150
                                        Facsimile: (310) 201-9160

                                        WECHSLER HARWOOD HALEBIAN
                                             & FEFFER LLP
                                        ROBERT I. HARWOOD, ESQ.
                                        488 Madison Avenue
                                        New York, New York 10022
                                        Telephone: (212) 935-7400
                                        Fax: (212) 753-3630

                                        Attorneys for Plaintiff









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